Exhibit 99.1

Dated 24 November 2016

POLYARISTI NAVIGATION CO.

EFPLOIAS SHIPPING CO. and

AMORITA DEVELOPMENT INC.

as joint and several Borrowers

and

BOX SHIPS INC.

as Corporate Guarantor

and

ALLSEAS MARINE S.A.

as Approved Manager

and

THE BANKS AND FINANCIAL INSTITUTIONS

listed in Schedule 1

as Lenders

and

ABN AMRO BANK N.V.

as Agent, Underwriter and Security Trustee

and

ABN AMRO BANK N.V. and

HSH NORDBANK AG

as Swap Banks

and

AZUL SHIPPING CO.

MIST SHIPPING CO. and

GREAT WAVE SHIPPING CO.

as Shareholders

THIRD AMENDING AND RESTATING AGREEMENT

relating to a loan facility of (originally) up to US$100,000,000 of which the current principal outstanding is US$60,498,648.37

Index

Clause		Page

1	Interpretation	3
2	Agreement of all parties to the Amendment of the Loan Agreement, the Approved Manager’s Undertakings, the other Finance Documents, the Master Agreements and the Management Agreements	5
3	Conditions Precedent	6
4	Representations and Warranties	6
5	Amendment of Loan Agreement, Approved Manager’s Undertakings, other Finance Documents, Master Agreements and Management Agreements	6
6	Further Assurances	8
7	Fees and Expenses	9
8	Notices	9
9	Supplemental	9
10	Law and Jurisdiction	9

Schedule 1 Lenders	10
Schedule 2 Conditions Precedent Documents	11
Execution Pages	13

Appendix 1 Form of Amended and Restated Loan Agreement marked to indicate amendments to the Loan Agreement	18
Appendix 2 Part A Form of Amended and Restated Approved Manager’s Undertaking in relation to “BOX VOYAGER” marked to indicate amendments to the Approved Manager’s Undertaking in RELATION TO “BOX VOYAGER”	19
Appendix 2 Part B Form of Amended and Restated Approved Manager’s Undertaking in relation to “BOX TRADER” marked to indicate amendments to the Approved Manager’s Undertaking in RELATION TO “BOX TRADER”	20
Appendix 2 Part C Form of Amended and Restated Approved Manager’s Undertaking in relation to “MAULE” marked to indicate amendments to the Approved Manager’s Undertaking	21
in RELATION TO “MAULE”	21
Appendix 3 Part A Form of Amended and Restated Management Agreement in relation to	22
“BOX VOYAGER” marked to indicate amendments to the Management Agreement in relation to “BOX VOYAGER”	22
Appendix 3 Part B Form of Amended and Restated Management Agreement in relation to	23
“BOX TRADER” marked to indicate amendments to the Management Agreement in relation to “BOX TRADER”	23
Appendix 3 Part C Form of Amended and Restated Management Agreement in relation to	24
“MAULE” marked to indicate amendments to the Management Agreement in relation to “MAULE”	24

THIS AGREEMENT is made on 24 November 2016

BETWEEN

(1)	POLYARISTI NAVIGATION CO., EFPLOIAS SHIPPING CO. and AMORITA DEVELOPMENT INC., each a corporation incorporated in the Republic of Liberia whose registered office is at 80 Broad Street, Monrovia, Liberia (each a “Borrower” and, together, the “Borrowers”);

(2)	BOX SHIPS INC. a corporation incorporated in the Republic of the Marshall Islands whore registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as Corporate Guarantor;

(3)	ALLSEAS MARINE S.A., a corporation incorporated in the Republic of Liberia whose registered office is at 80 Broad Street, Monrovia, Liberia as Approved Manager;

(4)	THE BANKS AND FINANCIAL INSTITUTIONS listed in Schedule 1, as Lenders;

(5)	ABN AMRO BANK N.V. acting through its office at 93 Coolsingel, 3012 ae, Rotterdam, The Netherlands, as First Swap Bank and Underwriter;

(6)	ABN AMRO BANK N.V. acting through its office at Daalsesingel 71, 3511 SW Utrecht, The Netherlands, as Agent and Security Trustee;

(7)	HSH NORDBANK AG acting through its office at Martensdamm 6, D-24103 Kiel, Federal Republic of Germany as Second Swap Bank; and

(8)	AZUL SHIPPING CO. (“AZUL”), MIST SHIPPING CO. (“MIST”) and GREAT WAVE SHIPPING CO. (“GREAT WAVE”), each a corporation incorporated in the Republic of Liberia whose registered office is at 80 Broad Street, Monrovia, Liberia as Shareholders.

BACKGROUND

(A)	By a loan agreement dated 6 May 2011 (as amended and restated by two amending and restating agreements dated respectively 9 August 2012 and 9 August 2013 and as further amended and supplemented by a supplemental agreement dated 25 November 2014, a supplemental and release agreement dated 25 June 2015, five supplemental letters dated respectively 6 May 2016, 20 May 2016, 13 June 2016, 24 June 2016 and 8 July 2016 and a third supplemental agreement dated 12 July 2016, the “Loan Agreement”) and made between (i) the Borrowers as joint and several borrowers, (ii) the Lenders, (iii) ABN AMRO Bank N.V. as Agent, First Swap Bank, Underwriter and Security Trustee and (iv) HSH Nordbank AG as Second Swap Bank, the Lenders made available to the Borrowers a loan facility in an amount of (originally) up to US$100,000,000, of which an amount of US$ 60,498,648.37 is outstanding by way of principal on the date hereof.

(B)	By an agency and trust deed dated 9 August 2012 (as amended and supplemented from time to time, the “Agency and Trust Deed”) entered into pursuant to the Loan Agreement, it was agreed that the Security Trustee would hold the Trust Property on trust for the Lenders and the Swap Banks.

(C)	By a master agreement (as amended and supplemented from time to time, the “First Master Agreement”) (on the 2002 ISDA Master Agreement form together with the schedule attached thereto (as amended)) dated as of 6 May 2011 and made between (i) the Borrowers and (ii) the First Swap Bank, it was agreed that the First Swap Bank would enter into Designated Transactions with the Borrowers from time to time.

(D)	By a master agreement (as amended and supplemented from time to time, the “Second Master Agreement”) (on the 2002 ISDA Master Agreement form together with the schedule attached thereto (as amended)) dated as of 9 August 2012 and made between (i) the Borrowers and (ii) the Second Swap Bank, it was agreed that the Second Swap Bank would enter into Designated Transactions with the Borrowers from time to time.

(E)	By a corporate guarantee dated 6 May 2011 (as amended, restated and/or supplemented from time to time, the “Corporate Guarantee”) and made between (i) the Corporate Guarantor and (ii) the Security Trustee, the Corporate Guarantor has guaranteed the obligations of the Borrowers under the Loan Agreement and the Master Agreements.

(F)	The Borrowers have requested that the Creditor Parties give their consent to:

(i)	the transfer of ownership of the shares of each of the Borrowers from the Corporate Guarantor to the relevant Shareholder pursuant to the relevant Share Purchase Agreement (the “Borrowers Shares Sale”);

(ii)	following the Borrowers Shares Sale, irrevocably and unconditionally release the Corporate Guarantor from its obligations under the Corporate Guarantee and the Existing Shares Pledges (the “Corporate Guarantor Release”);

(iii)	amend the repayment schedule set out in clause 8.1 of the Loan Agreement in the manner described in the Amended and Restated Loan Agreement (the “Repayment Schedule Amendment”);

(iv)	not to charge any default interest on the unpaid amount of interest on the Loan in respect of the Relevant Interest Period (in the amount of $701,547.71) which still remains outstanding on the date of this Agreement (the “Outstanding Interest Amount”) and instead to (a) reduce the Initial Margin (as defined below) to the New Margin (as defined below) as of 8 August 2016 and (b) capitalise the Capitalised Interest (as defined below) which shall be added to the Loan and become payable on the Final Maturity Date (the “Margin Amendments”);

(v)	reduce the Minimum Liquidity Amount required to be maintained by each Borrower from $500,000 to $200,000 (the “Minimum Liquidity Amount Reduction”);

(vi)	amend the cash sweep mechanism set out in clause 8.13 of the Loan Agreement in the manner described in the Amended and Restated Loan Agreement (the “Cash Sweep Amendment”); and

(v)	irrevocably and unconditionally release Seacommercial Shipping Services S.A. (“Seacommercial”) from its obligations under the Seacommercial’s Undertakings (the “Seacommercial Release” and together with the Borrowers Shares Sale, the Corporate Guarantor Release, the Repayment Schedule Amendment, the Margin Amendments, the Minimum Liquidity Amount Reduction and the Cash Sweep Amendment, the “Request”).

(G)	This Agreement sets out the terms and conditions on which the Creditor Parties agree, with effect on and from the Effective Date, to:

(i)	the Request; and

(ii)	the consequential amendment of the Loan Agreement, the Approved Manager’s Undertakings, the other Finance Documents, the Master Agreements and the Management Agreements in connection with the Request.

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IT IS AGREED as follows:

1	Interpretation

1.1	Defined expressions

Words and expressions defined in the Loan Agreement and the Amended and Restated Loan Agreement shall have the same meanings when used in this Agreement unless the context otherwise requires.

1.2	Definitions

In this Agreement, unless the contrary intention appears:

“Additional Undertaking” means, in relation to each Ship, the undertaking executed or to be executed by Mr. Michael Bodouroglou and included in the Amended and Restated Approved Manager’s Undertaking in respect of that Ship and, in the plural, means all of them;

“Amended and Restated Approved Manager’s Undertaking” means, in relation to each Ship, the Approved Manager’s Undertaking in respect of that Ship as amended and restated by this Agreement in the form set out in Appendix 2 and, in the plural, means all of them;

“Amended and Restated Loan Agreement” means the Loan Agreement as amended and restated by this Agreement in the form set out in Appendix 1;

“Amended and Restated Management Agreement” means, in relation to each Ship, the Management Agreement in respect of that Ship as amended and restated by this Agreement in the form set out in Appendix 3 and, in the plural, means all of them;

“Approved Manager’s Undertaking” means, in relation to each Ship, a letter of undertaking dated 18 May 2011 in respect of each “BOX VOYAGER” and “BOX TRADER” and 9 May 2011 in respect of “MAULE”, and executed by the Approved Manager in favour of the Security Trustee, agreeing certain matters in relation to the management of that Ship and subordinating its rights against that Ship and the Borrower owning that Ship to the rights of the Creditor Parties under the Finance Documents and, in the plural, means all of them;

“Back End Fee” means the back end fee referred to in paragraph (c) of clause 20.1 of the Amended and Restated Loan Agreement;

“Back End Fee Letter” means a letter addressed by the Agent to the Borrowers setting out the Back End Fee;

“Borrowers Budget” means a budget provided by the Borrowers in a format approved by the Lenders in their sole discretion setting out an itemised breakdown of:

(a)	all anticipated cash receipts, Earnings and other income in respect of the Ships;

(b)	all anticipated expenditure in respect of the Ships;

(c)	a fixed amount of the operating cost and expenses in respect of the Ships, including maintenance capital expenditures and estimated costs of continued commercial operations and the costs of laying up the Ships;

(d)	any upcoming intermediate surveys and dry dockings applicable to the Ships and the relevant timeline; and

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(e)	any other costs and expenses in respect of the Ships as approved by the Lenders, on a projected monthly basis during the period commencing on 1 October 2016 and ending on 31 December 2017;

“Borrowers Shares Sale Budget” means a budget provided by the Borrowers in a format approved by the Lenders in their sole discretion (such approval not to be unreasonably withheld) which shows all documented costs and expenses reasonably incurred by the Shareholders in connection with the Borrowers Shares Sale, including the cost of the Borrowers’ shares purchases and any legal expenses, stamp duties and taxes in respect of the Borrowers Shares Sale;

“Capitalised Interest” means the amount of $503,107.69, representing part of the Outstanding Interest Amount and being the product of (a) the outstanding amount of the Loan and (b) the aggregate of the Margin Difference and the Mandatory Cost (if any) in respect of the Relevant Interest Period;

“Corporate Guarantee” means the guarantee (as amended and supplemented from time to time) as referred to in Recital (E);

“Effective Date” means the date on which the Agent notifies the Borrowers and the Creditor Parties that the conditions precedent in Clause 3 have been fulfilled;

“Existing Charter” has the meaning given in clause 1.1 of the Amended and Restated Loan Agreement;

“Existing Charterer” has the meaning given in clause 1.1 of the Amended and Restated Loan Agreement;

“Existing Shares Pledge” means, in relation to each Borrower, a deed creating security over the share capital of that Borrower dated 6 May 2011 and executed by the Corporate Guarantor in favour of the Security Trustee and, in the plural, means all of them;

“Loan Agreement” means the loan agreement (as amended, restated by two amending and restating agreements dated respectively 9 August 2012 and 9 August 2013 and as further amended and supplemented by a supplemental agreement dated 25 November 2014, a supplemental and release agreement dated 25 June 2015, five supplemental letters dated respectively 6 May 2016, 20 May 2016, 13 June 2016, 24 June 2016 and 8 July 2016 and a third supplemental agreement dated 12 July 2016) as referred to in Recital (A);

“Initial Margin” means 3.75 per cent per annum;

“Management Agreement” means, in relation to each Ship, the management agreement dated 16 May 2011 in respect of each “BOX VOYAGER” and “BOX TRADER” and 9 May 2011 in respect of “MAULE” (each as amended and restated on 2 January 2015 and as further amended and supplemented by an addendum No. 1 thereto) and made between the Borrower owning that Ship and the Approved Manager in respect of (inter alia) the technical and commercial management of that Ship and, in the plural, means all of them;

“Margin Difference” means 3.25 per cent per annum (representing the difference between the Initial Margin and the New Margin);

“Master Agreements” means, together, the First Master Agreement and the Second Master Agreement as referred to in Recitals (C) and (D) and, in the singular, means either of them;

“Mortgage Addendum” means, in relation to each Ship, the fifth addendum to the Mortgage on that Ship in the Agreed Form and, in the plural, means all of them;

“New Margin” means 0.50 per cent. per annum;

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“New Shares Pledge” means, in relation to each Borrower, a deed creating security over the share capital of that Borrower executed or to be executed by the Shareholder relevant to that Borrower in favour of the Security Trustee in the Agreed Form and, in the plural, means all of them;

“Relevant Interest Period” means the period commencing on 8 August 2016 (inclusive) and ending on 8 November 2016 (inclusive);

“Seacommercial’s Undertaking” means, in relation to each Ship, the letter of undertaking dated 12 July 2016 and executed by Seacommercial in favour of the Security Trustee subordinating its rights against that Ship and the Borrower owning that Ship to the rights of the Creditor Parties under the Finance Documents and the Master Agreements and, in the plural, means all of them;

“Share Purchase Agreement” means, in relation to:

(a)	Polyaristi, the purchase agreement made or to be made between the Corporate Guarantor and Azul in respect of the acquisition of the shares of Polyaristi by Azul from the Corporate Guarantor in the Agreed Form;

(b)	Efploias, the purchase agreement made or to be made between the Corporate Guarantor and Mist in respect of the acquisition of the shares of Efploias by Mist from the Corporate Guarantor in the Agreed Form; and

(c)	Amorita, the purchase agreement made or to be made between the Corporate Guarantor and Great Wave in respect of the acquisition of the shares of Amorita by Great Wave from the Corporate Guarantor in the Agreed Form, and, in the plural, means all of them; and

“Unpaid Interest” means the amount of $198,440.02, representing part of the Outstanding Interest Amount and being the product of (a) the outstanding amount of the Loan and (b) the aggregate of (i) the New Margin, (ii) the Mandatory Cost (if any) and (iii) LIBOR in respect of the Relevant Interest Period.

1.3	Application of construction and interpretation provisions of Loan Agreement

Clauses 1.2 and 1.5 of the Loan Agreement and the Amended and Restated Loan Agreement apply, with any necessary modifications, to this Agreement.

2	Agreement of all parties to the Amendment of the Loan Agreement, the Approved Manager’s Undertakings, the other Finance Documents, the Master Agreements and the Management Agreements

2.1	Agreement of the Creditor Parties

The Creditor Parties agree, subject to and upon the terms and conditions of this Agreement, to the Request.

2.2	Agreement of the parties to this Agreement

The parties to this Agreement agree, subject to and upon the terms and conditions of this Agreement, to the amendment of the Loan Agreement, the Approved Manager’s Undertakings, the other Finance Documents, the Master Agreements and the Management Agreements to be made pursuant to Clause 5.

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2.3	Effective Date

The agreement of the Creditor Parties contained in Clauses 2.1 and 2.2 shall have effect on and from the Effective Date.

3	Conditions Precedent

3.1	General

The agreement of the Creditor Parties contained in Clauses 2.1 and 2.2 is subject to the fulfilment of the conditions precedent in Clause 3.2.

3.2	Conditions precedent

The conditions referred to in Clause 3.1 are that the Agent shall have received the documents and evidence referred to in Schedule 2 in all respects in form and substance satisfactory to the Agent and its lawyers on or before the date of this Agreement or such later date as the Agent may agree with the Creditor Parties and the Borrowers.

4	Representations and Warranties

4.1	Repetition of Loan Agreement representations and warranties

Each Borrower represents and warrants to the Agent that the representations and warranties in clause 10 of the Loan Agreement, as amended and restated by this Agreement and updated with appropriate modifications to refer to this Agreement and, where appropriate, the Back End Fee Letter, the Mortgage Addenda, the New Shares Pledges and each other Finance Document which is being amended by this Agreement, remain true and not misleading if repeated on the date of this Agreement with reference to the circumstances now existing.

4.2	Repetition of Corporate Guarantee representations and warranties

The Corporate Guarantor represents and warrants to the Lender that the representations and warranties in clause 10 of the Corporate Guarantee, updated with appropriate modifications to refer to this Agreement and, where appropriate, each Finance Document which is being amended by this Agreement, remain true and not misleading if repeated on the date of this Agreement with reference to the circumstances now existing.

4.3	Repetition of Finance Documents representations and warranties

Each Borrower and each Security Party represent and warrant to the Creditor Parties that the representations and warranties in the Finance Documents (other than the Loan Agreement and the Corporate Guarantee) to which each is respectively a party, as amended, restated and/or supplemented by this Agreement and updated with appropriate modifications to refer to this Agreement and, where appropriate, each Finance Document which is being amended by this Agreement, remain true and not misleading if repeated on the date of this Agreement with reference to the circumstances now existing.

5	Amendment of Loan Agreement, Approved Manager’s Undertakings, other Finance Documents, Master Agreements and Management Agreements

5.1	Amendments to Loan Agreement

(a)	With effect on and from the Effective Date the Loan Agreement shall be, and shall be deemed by this Agreement to be, amended and restated in the form of the Amended and Restated Loan Agreement; and

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(b)	as so amended and restated pursuant to paragraph (a) above, the Loan Agreement shall continue to be binding on each of the parties to it in accordance with its terms as so amended and restated.

5.2	Amendments to Approved Manager’s Undertakings

With effect on and from the Effective Date:

(a)	the Approved Manager’s Undertaking in respect of each Ship shall be, and shall be deemed by this Agreement to be, amended and restated in the form of the Amended and Restated Approved Manager’s Undertaking in respect of that Ship; and

(b)	as so amended and restated pursuant to paragraph (a) above, each Approved Manager’s Undertaking shall continue to be binding on each of the parties to it in accordance with its terms as so amended and restated.

5.3	Amendments to Finance Documents and Master Agreements

With effect on and from the Effective Date each of the Finance Documents (other than the Loan Agreement and the Approved Manager’s Undertakings) and the Master Agreements, shall be, and shall be deemed by this Agreement to be, amended as follows:

(a)	each of the Master Agreement Assignments and the General Assignments shall be amended to include at clause 12.1 (Incorporation of Loan Agreement provisions) thereof a cross reference to clause 32 (Bail-in) of the Amended and Restated Loan Agreement;

(b)	the definition of, and references throughout each of the Finance Documents and the Master Agreements, to the Loan Agreement, the Approved Manager’s Undertakings, any of the other Finance Documents, the Master Agreements and the Management Agreements shall be construed as if the same referred to, the Loan Agreement, the Approved Manager’s Undertakings, those other Finance Documents, the Master Agreements and the Management Agreements as amended and restated or supplemented by this Agreement;

(c)	the definition of, and references throughout to, the Mortgage on each of the Ships shall be construed as if the same referred to that Mortgage as amended and supplemented by the relevant Mortgage Addendum; and

(d)	by construing references throughout each of the Finance Documents and the Master Agreements to “this Agreement”, “this Deed”, “hereunder” and other like expressions as if the same referred to such Finance Documents or Master Agreement as amended and supplemented by this Agreement.

5.4	The Finance Documents and the Master Agreements to remain in full force and effect

The Finance Documents and the Master Agreements shall remain in full force and effect, as amended by:

(a)	the amendments contained or referred to in Clause 5.3; and

(b)	such further or consequential modifications as may be necessary to give full effect to the terms of this Agreement.

5.5	Amendments to Management Agreements

With effect on and from the Effective Date:

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(a)	the Management Agreement in respect of each Ship shall be, and shall be deemed by this Agreement to be, amended and restated in the form of the Amended and Restated Management Agreement in respect of that Ship; and

(b)	as so amended and restated pursuant to paragraph (a) above, each Management Agreement shall continue to be binding on each of the parties to it in accordance with its terms as so amended and restated.

6	Further Assurances

6.1	Borrowers’ and Security Parties’ obligations to execute further documents etc.

Each Borrower and each Security Party shall:

(a)	execute and deliver to the Agent (or as it may direct) any assignment, mortgage, power of attorney, proxy or other document, governed by the law of England or such other country as the Agent may, in any particular case, specify; and

(b)	effect any registration or notarisation, give any notice or take any other step, which the Agent may, by notice to the Borrowers or that Security Party specify for any of the purposes described in Clause 6.2 or for any similar or related purpose.

6.2	Purposes of further assurances

Those purposes are:

(a)	validly and effectively to create any Security Interest or right of any kind which the Agent intended should be created by or pursuant to the Loan Agreement or any other Finance Document, each as amended and restated or supplemented by this Agreement; and

(b)	implementing the terms and provisions of this Agreement.

6.3	Terms of further assurances

The Agent may specify the terms of any document to be executed by the Borrowers or, as the case may be, any Security Party, under Clause 6.1, and those terms may include any covenants, powers and provisions which the Agent considers appropriate to protect its interests.

6.4	Obligation to comply with notice

The Borrowers and the Security Parties shall comply with a notice under Clause 6.1 by the date specified in the notice.

6.5	Additional corporate action

At the same time as the Borrowers or a Security Party deliver to the Agent any document executed under Clause 6.1(a), the Borrowers or that Security Party shall also deliver to the Agent a certificate signed by 2 of the directors or each Borrower or, as the case may be, that Security Party which shall:

(a)	set out the text of a resolution of that Borrower’s or that Security Party’s director specifically authorising the execution of the document specified by the Agent unless the execution of the relevant document is authorised by the existing resolutions and general power of attorney of that Borrower or, as the case maybe, that Security Party; and

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(b)	state that either the resolution was duly passed by the sole director validly convened and held throughout and is valid under that Borrower’s or that Security Party’s articles of association or other constitutional documents.

7	Fees and Expenses

7.1	Fees and expenses

The provisions of clause 20 (Fees and Expenses) of the Loan Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

8	Notices

8.1	General

The provisions of clause 28 (Notices) of the Loan Agreement, as amended and restated by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

9	Supplemental

9.1	Counterparts

This Agreement may be executed in any number of counterparts.

9.2	Third party rights

Other than a Creditor Party, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

10	Law and Jurisdiction

10.1	Governing law

This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

10.2	Incorporation of the Loan Agreement provisions

The provisions of clause 31 (Law and Jurisdiction) of the Loan Agreement, as amended and restated by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

This Agreement has been duly executed as a Deed on the date stated at the beginning of this Agreement.

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Schedule 1

Lenders

Lender	Lending Office

ABN AMRO Bank N.V.	93 Coolsingel
3012 AE
Rotterdam
The Netherlands

HSH Nordbank AG	Gerhart-Hauptmann-Platz 50
D-20095 Hamburg
Germany

ITF International Transport Finance Suisse AG	Wasserwerkstrasse 12 CH-8006 Zurich Switzerland

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Schedule 2

Conditions Precedent Documents

The following are the documents referred to in Clause 3.2:

1	In relation to each Borrower, the Corporate Guarantor, each Shareholder, the Approved Manager and Seacommercial, documents of the kind specified in paragraphs 2, 3, 4 and 5 of Schedule 3, Part A of the Amended and Restated Loan Agreement with appropriate modifications to refer to this Agreement, the Amended and Restated Loan Agreement, the Amended and Restated Approved Manager’s Undertakings, the Back End Fee Letter, the Mortgage Addenda, the New Shares Pledges, the Amended and Restated Management Agreements and the Share Purchase Agreements (as applicable).

2	A duly executed original of each of this Agreement, the Back End Fee Letter, the Mortgage Addenda and the New Shares Pledges Deed and of any documents required to be delivered thereunder.

3	A duly executed original of each Amended and Restated Approved Manager’s Undertaking (and the relevant Additional Undertaking included therein) and each Amended and Restated Management Agreement;

4	Evidence that each Mortgage Addendum has been registered against the relevant Ship in accordance with the laws of the Republic of Liberia.

5	A certified copy of each Share Purchase Agreement duly executed by the parties thereto.

6	Evidence that the Borrowers Shares Sale has been effected.

7	An original of the share certificate of each Borrower specifying the relevant Shareholder as the sole shareholder of the shares of that Borrower.

8	Evidence that the Agent has received the Borrowers Shares Sale Budget and the Borrowers Budget, each in sufficient copies for all the Lenders.

9	A valuation fairness opinion (commissioned by, and at the expense of, the Corporate Guarantor) from a reputable accounting firm or financial advisor acceptable to the Agent in connection with the Borrowers Shares Sale and the sale price of the shares of each of the Borrowers to be acquired by the relevant Shareholder.

10	A certified copy of the Existing Charter in relation to each Ship.

11	Such documentary evidence as the Agent and its legal advisers may require in relation to the due authorisation and execution of each Existing Charter by the relevant Existing Charterer and the relevant Borrower.

12	Evidence that part of the Minimum Liquidity Amounts released pursuant to the Minimum Liquidity Amount Reduction has been applied in full payment of the Unpaid Interest (and the Borrowers irrevocably and unconditionally instruct the Agent to make such application).

13	Evidence that the fees, costs and expenses (including, but not limited to, any legal fees) due and payable by the Borrowers pursuant to clause 20 (fees and expenses) of the Loan Agreement have been paid or will promptly be paid after the date of this Agreement.

14	Documentary evidence that the agent for service of process named in clause 31 of the Amended and Restated Loan Agreement has accepted its appointment in respect of this Agreement, the Amended and Restated Loan Agreement, the Amended and Restated Approved Manager’s Undertaking, the Back End Fee Letter and the New Shares Pledges.

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15	Any documents and information required by the Agent in respect of each Borrower, each Shareholder, any Security Party, the Approved Manager and Seacommercial to satisfy the Lenders’ “know your customer” requirements.

16	Evidence that each Shareholder is directly or indirectly controlled and owned by Mr. Michael Bodouroglou.

17	Certified copies of all documents (with a certified translation if an original is not in English) evidencing any other necessary action, approvals or consents with respect to this Agreement, the Amended and Restated Loan Agreement, the Amended and Restated Approved Manager’s Undertakings, the Back End Fee Letter, the Mortgage Addenda, the New Shares Pledges, the Amended and Restated Management Agreements and the Share Purchase Agreements (including without limitation) all necessary governmental and other official approvals and consents in such pertinent jurisdictions as the Agent deems appropriate.

18	Favourable legal opinions from lawyers appointed by the Agent on such matters concerning the laws of Liberia, Marshall Islands, New York and such other relevant jurisdictions as the Agent may require.

19	Any further opinions, consents, agreements and documents in connection with this Agreement, the Amended and Restated Loan Agreement, the Amended and Restated Approved Manager’s Undertakings, the Back End Fee Letter, the Mortgage Addenda, the New Shares Pledges, the Amended and Restated Management Agreements and the Share Purchase Agreements which the Agent may request by notice to the Borrowers prior to the Effective Date.

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Execution Pages

BORROWERS

EXECUTED as a DEED	)
by POLYARISTI NAVIGATION CO.	)
acting by	)
its duly authorised attorney-in-fact	)
in the presence of:	)

EXECUTED as a DEED	)
by EFPLOIAS SHIPPING CO.	)
acting by	)
its duly authorised attorney-in-fact	)
in the presence of:	)

EXECUTED as a DEED	)
by AMORITA DEVELOPMENT INC.	)
acting by	)
its duly authorised attorney-in-fact	)
in the presence of:	)

CORPORATE GUARANTOR

EXECUTED as a DEED	)
by BOX SHIPS INC.	)
acting by	)
its duly authorised attorney-in-fact	)
in the presence of:	)

APPROVED MANAGER

EXECUTED as a DEED	)
by ALLSEAS MARINE S.A.	)
acting by	)
its duly authorised attorney-in-fact	)
in the presence of:	)

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LENDERS

EXECUTED as a DEED	)
by ABN AMRO BANK N.V.	)
acting by	)
its duly authorised attorney-in-fact	)
in the presence of:	)

EXECUTED as a DEED	)
by HSH NORDBANK AG	)
acting by	)
its duly authorised attorney-in-fact	)
in the presence of:	)

EXECUTED as a DEED	)
by ITF INTERNATIONAL TRANSPORT	)
FINANCE SUISSE AG	)
acting by	)
its duly authorised attorney-in-fact	)
in the presence of:	)

AGENT

EXECUTED as a DEED	)
by ABN AMRO BANK N.V.	)
acting by	)
its duly authorised attorney-in-fact	)
in the presence of:	)

UNDERWRITER

EXECUTED as a DEED	)
by ABN AMRO BANK N.V.	)
acting by	)
its duly authorised attorney-in-fact	)
in the presence of:	)

14

SECURITY TRUSTEE

EXECUTED as a DEED	)
by ABN AMRO BANK N.V.	)
acting by	)
its duly authorised attorney-in-fact	)
in the presence of:	)

SWAP BANKS

EXECUTED as a DEED	)
by ABN AMRO BANK N.V.	)
acting by	)
its duly authorised attorney-in-fact	)
in the presence of:	)

EXECUTED as a DEED	)
by HSH NORDBANK AG	)
acting by	)
its duly authorised attorney-in-fact	)
in the presence of:	)

SHAREHOLDERS

EXECUTED as a DEED	)
by AZUL SHIPPING CO.	)
acting by	)
its duly authorised attorney-in-fact	)
in the presence of:	)

EXECUTED as a DEED	)
by MIST SHIPPING CO.	)
acting by	)
its duly authorised attorney-in-fact	)
in the presence of:	)

15

EXECUTED as a DEED	)
by GREAT WAVE SHIPPING CO.	)
acting by	)
its duly authorised attorney-in-fact	)
in the presence of:	)

16

COUNTERSIGNED this day of November 2016 for and on behalf of SEACOMMERCIAL SHIPPING SERVICES S.A. which, by its execution hereof, confirms and acknowledges that:

(a)	it has read and understood the terms and conditions of this Third Amending and Restating Agreement and that it agrees in all respects to the same;

(b)	it and the Borrowers have mutually agreed to terminate the S&P and Charter Brokerage Services Agreements on the date hereof; and

(c)	the Borrowers have no liabilities under or in connection with the S&P and Charter Brokerage Services Agreements.

for and on behalf of
SEACOMMERCIAL SHIPPING SERVICES S.A.

17

Appendix 1

Form of Amended and Restated Loan Agreement marked to indicate amendments to the Loan Agreement

Amendments are indicated as follows:

1	additions are indicated by underlined text; and

2	deletions are shown by the relevant text being struck out.

18

Appendix 2

Part A

Form of Amended and Restated Approved Manager’s Undertaking in relation to “BOX VOYAGER” marked to indicate amendments to the Approved Manager’s Undertaking in RELATION TO “BOX VOYAGER”

Amendments are indicated as follows:

1	additions are indicated by underlined text; and

2	deletions are shown by the relevant text being struck out.

19

Appendix 2

Part B

Form of Amended and Restated Approved Manager’s Undertaking in relation to “BOX TRADER” marked to indicate amendments to the Approved Manager’s Undertaking in RELATION TO “BOX TRADER”

1	additions are indicated by underlined text; and

2	deletions are shown by the relevant text being struck out.

20

Appendix 2

Part C

Form of Amended and Restated Approved Manager’s Undertaking in relation to “MAULE” marked to indicate amendments to the Approved Manager’s Undertaking in RELATION TO “MAULE”

Amendments are indicated as follows:

1	additions are indicated by underlined text; and

2	deletions are shown by the relevant text being struck out.

21

Appendix 3

Part A

Form of Amended and Restated Management Agreement in relation to

“BOX VOYAGER” marked to indicate amendments to the Management Agreement in relation to “BOX VOYAGER”

Amendments are indicated as follows:

1	additions are indicated by underlined text; and

2	deletions are shown by the relevant text being struck out.

22

Appendix 3

Part B

Form of Amended and Restated Management Agreement in relation to

“BOX TRADER” marked to indicate amendments to the Management Agreement in relation to “BOX TRADER”

Amendments are indicated as follows:

1	additions are indicated by underlined text; and

2	deletions are shown by the relevant text being struck out.

23

Appendix 3

Part C

Form of Amended and Restated Management Agreement in relation to

“MAULE” marked to indicate amendments to the Management Agreement in relation to “MAULE”

Amendments are indicated as follows:

1	additions are indicated by underlined text; and

2	deletions are shown by the relevant text being struck out.

24